ThinkEquity LLC

17 State Street, 41st Floor

New York, New York 10004

September 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Suzanne Hayes, Julie Sherman and Kevin Vaughn

Re:	Vitro Biopharma, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-267366) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), ThinkEquity LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-267366), be accelerated so as to permit it to become effective on Tuesday, September 12, 2023, at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate

cc:	Leslie Marlow, Esq., Blank Rome LLP
Patrick J. Egan, Esq., Blank Rome LLP